CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 03.23.2012)

March 23, 2012

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jonathan Wiggins

RE:	Penson Worldwide, Inc.

    Form 10-K for the Year Ended December 31, 2010

    Filed March 4, 2011

    Form 10-Q for the Period Ended September 30, 2011

    Filed November 9, 2011

    File No. 001-32878

Dear Mr. Wiggins:

We are writing in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated February 10, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the period ended September 30, 2011, File No. 001-32878. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment. We note that disclosure in response to any comment below should be deemed responsive to any other Staff comment.

Form 10-K for the Year Ended December 31, 2010

1.	Please provide the following information regarding the company’s goodwill impairment analysis:

See the following exhibits that are used in the Company’s response:

Exhibit A – Reconciliation of Carrying value of reporting units to consolidated net assets as of September 30, 2010 and May 31, 2011.

Exhibit B – Reconciliation of forecasted 2011 pretax income for each reporting unit to consolidated pretax income.

Exhibit C – Explanations of material differences between 2011 forecast and 2011 actual results

Exhibit D – Reconciliation between the Company’s market capitalization and net book value as of October 1, 2010.

Exhibit E – Goodwill by Reporting Unit

Exhibit F – Undiscounted cash flows by year assuming no interest rate increases

Exhibit G – Estimated fair value of PFSI and Penson futures assuming no interest rate increases

Exhibit H – Detailed weighted average cost of capital calculation as of October 1, 2010.

Exhibit I – 2010 Ibbotson Key Variables in Estimating Cost of Capital

Exhibit J – Retama Park Cash Flow Projections

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 03.23.2012)

a)	Please clarify the relationship between the operating segments and reportable segments as of December 31, 2010.

As of December 31, 2010, the Company’s operating segments were Penson Financial Services, Inc. (PFSI), Penson Futures, Nexa Technologies, Inc. (Nexa), Penson Financial Services Canada (PFSC), Penson Financial Services London (PFSL), Penson Financial Services Australia (PFSA) and Penson Asia based on the characteristics of an operating segment as defined in ASC 280-10-50-1. Our reportable segments were United States, Canada and Other. The United States segment included PFSI, Penson Futures and Nexa and all corporate holding companies. These operating segments were combined based on the applicable aggregation criteria of ASC 280-10-50-11. Canada included PFSC and Other included PFSL, PFSA and Penson Asia which were combined as none met the quantitative thresholds set forth in ASC 280-10-50-12. PFSL, PFSA and Penson Asia were all combined in Other as none of the operating segments met the threshold requirements from the applicable guidance. Note that goodwill was only associated with PFSI, Penson Futures, PFSC and PFSL.

b)	Please provide the carrying value for each of the reporting units as of September 30,2010 and May 31, 2011, reconciling the total to the overall net assets of Penson on a consolidated basis. For any entities with negative carrying value, please indicate the nature of any significant liabilities that are creating the negative value.

See Exhibit A for the requested reconciliation.

c)	Please provide a reconciliation of the forecasted 2011 net income for each of the reporting units as of September 30, 2010 to the forecasted consolidated net income in the 2011 business plan as of that date. In addition, please provide the actual 2011 net income for each of the reporting units (or results for the nine months ended September 30,2011 if annual results are not available) and explain the factors causing any material differences, other than the write-off of receivables, between the company’s actual results and its projections.

See Exhibit B and Exhibit C for the requested documents. The overall variances between the projected and actual results are due to several factors. First, the trading volume processed was significantly lower than projected volumes, due in part to the recent bankruptcy filing of MF Global (mainly with respect to futures’ volumes) and its impact on the confidence of futures traders and in part to slower economic growth than we had anticipated. Second, we were unexpectedly unable to on-board as many correspondents in the fourth quarter as we had anticipated due to our conversion to Broadridge’s systems, among other things. Finally, global transaction volumes were down, as were Penson volumes in the fourth quarter of 2011. According to Sandler O’Neill, 4Q11 vs. 3Q11, US equity average daily volumes were down 15%, Options down 17%, and Futures down 20%.

d)	We note that the company had a loss from continuing operations of $7.7 million through the nine months ended September 30, 2010. Please tell us how the company considered this piece of evidence in its discounted cash flow forecasts.

While the Company had a loss from continuing operations of $7.7 million for the nine months ended September 30, 2010, PFSI had income from continuing operations of $17.5 million, and Penson Futures had income from continuing operations of $3.4 million. Approximately 87% of the Company’s goodwill was associated with PFSI while approximately 12% of the goodwill was associated with Penson Futures. Less than 1% of the goodwill was associated with PFSC and PFSL. [*****]

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 03.23.2012)

e)	The reconciliation between the company’s market capitalization and its net book value of assets as of October 1, 2010 is insufficient. Please further clarify and quantify how the reconciling items identified in the October 1, 2010 goodwill impairment memo account for the difference between the company’s market capitalization and net book value. In your response please tell us how the company determined that these factors were more relevant to market participants then other recent negative data, such as the company’s 2010 net loss.

See Exhibit D for the requested reconciliation. [*****]

f)	We note your response to comment 2 from our letter dated September 9, 2011. Please explain further how the company reconciled the calculated fair value of the four reporting units as of October 1, 2010 to its market capitalization as of that date.

[*****]

•	Tell us whether it is the view of the company that market participants erred for considering continuing losses in the United Kingdom subsidiary.

It is the Company’s view that continuing losses in the United Kingdom subsidiary have no impact on the PFSI or Penson Futures subsidiaries. To the extent that losses in the United Kingdom subsidiary affect the overall market capitalization of the Company, this does not impact the estimated fair value of the PFSI or Penson Futures operating segments.

•	Provide the basis for the company’s view that market participants continue to reflect 2008 losses in the Canadian subsidiary in 2010.

[*****]

•	Provide the basis for the company’s view that market participants shouldn’t take into consideration the current interest rate environment and its impact on the company.

[*****]

•	Tell us whether the company was able to determine that the underlying transactions were disorderly in conformity with ASC Topic 820.

Management did not determine that any of the underlying transactions were disorderly in conformity with ASC Topic 820.

•	Tell us why it is reasonable to give more weight to the internal valuation technique when a market-based measure indicates a significantly lower value.

[*****]

•	Tell us how the company concluded that it was appropriate to give the market-capitalization approach zero weighting.

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 03.23.2012)

[*****]

g)	The company’s discounted cash flow analysis anticipates increases in earnings before taxes due to expected increases in the federal funds rate.

•	Please tell us what supporting evidence was relied upon for the glide path of 100 bps increases per year from 2012 through 2015.

[*****]

•	Please reconcile this evidence with the Federal Reserve’s December 2010 statement that interest rates would remain at current levels for an extended period of time.

[*****]

•	Please tell us whether the analysis incorporates any incremental interest expenses that could offset the anticipated increases in the federal funds rate.

The analysis is based on net interest income; which incorporated the estimated interest costs.

•

Please quantify the effect of this increase on each year’s estimated cash flows and the overall value of the reporting units. Please tell us the estimated fair value if the interest rates remain unchanged from the rates at December 31,2010.

See Exhibit F for the yearly effect on each year’s estimated cash flows. See Exhibit G for the estimated fair values if the interest rates remain unchanged. [*****]

h)	The discounted cash flow analysis is premised on earnings before taxes but still arrives at ‘Total Business Value’ , that is, the interest expense charge reflects its operating debt. Further, the discounted cash flow analysis produces a ‘Total Business Value’ which is then compared to ‘Total Net Assets’ of the reporting units. Total Business Value, as applied, appears to be synonymous with enterprise value or total value of debt and equity.

•	Please tell us why there is no line item to reflect the periodic repayment of the operating debt or other working capital.

[*****]

•	Please tell us why there is no deduction for long-term capital debt from Total Business Value to arrive at Total Net Assets.

As noted in the prior response, there was no long-term debt allocated to the reporting unit balance sheet. Therefore it was not necessary to deduct debt from the business enterprise value to make the result comparable to the net assets of the reporting unit.

i)	The WACC is based on a 50/50 weighting of cost of debt and cost of equity. Per your response to comment 2 in our letter dated July 1, 2011, the weighting reflects a normalized capital structure.

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 03.23.2012)

•

Please tell us why the company utilized the same discount rate for all four reporting units, in spite of differences in the underlying businesses and profitability that arguably lead to differences in risk profiles.

The discount rate used in our analysis represents a domestic interest rate using the beta for Penson’s consolidated operations. We didn’t consider the risk profiles of PFSI and Penson Futures to be sufficiently different to support an adjustment versus the overall risk evidenced by Penson consolidated. We did not consider it necessary to calculate a separate international cost of capital for PFSC, PFSL and PFSA because of the concentration of goodwill in the PFSI and Penson Futures reporting units.

•

Please tell us the basis of the pre-tax cost of debt and cost of equity. Please provide detailed calculations, supporting documentation for the inputs used, and rationale for the selection of those inputs.

See Exhibit H and I. [*****]

•	Please tell us how the company determined that a 50/50 weighting reflects a normalized capital structure.

[*****]

j)	In assessing the reasonableness of the results of the discounted cash flow analysis please tell us whether you compared multiples of earnings or revenues as implied by the discounted cash flow analysis to transactions completed by the company in recent years (e.g., for PFSI—Schonfeld, Ridge, and CCS; for Futures – GHCO and First Capitol). Please provide us with your analysis.

[*****]

Form 10-Q for the Period Ended March 31, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

2.	We note in your response to comment 8 in our letter dated July 1, 2011, your statement that the nonaccrual loans were not impaired as of December 31, 2010 and 2009. Please provide us with the company’s basis for this conclusion. In your response, please provide the company’s full analysis under ASC 310-10, including but not limited to the following:

•

Provide us with the contractual payment terms (e.g., due dates for principal and interest) for each of the loans and how the company determined that it would be able to collect all amounts due according to the contractual terms;

[*****]

•	Provide us with the cross-collateralization or cross-default provisions among the various loans to the various parties;

[*****]

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 03.23.2012)

•	Tell us whether each of the loans was in compliance with all terms, both payment terms and other provisions or covenants, and whether any payments were past due;

[*****]

•

Clarify whether the company included its assessment of the probability of passage of the Texas gaming legislation in its analysis of impairment, and if so, how the company determined this was appropriate in light of the provisions of ASC 310-10-35, which requires that the assessment be based on current information and events; and

[*****]

The two top factors considered in our analysis were the level of popular support for enhanced gaming and the status of the Texas budget shortfall. It was our belief, supplemented by numerous press reports, that the combination of these two factors made the possibility of enhanced gaming legislation passing the Texas legislature in 2011 more likely than not.

On July 7, 2010, the results of a statewide poll were released showing 57% of Texas voters preferred enhanced gaming at racetracks over other revenue raising methods. Based upon our understanding of the voter trends, we believed that the popularity of this choice was increasing coming into the 2011 regular session of the Texas legislature. This was confirmed by the results of a statewide poll released on February 14, 2011, indicating that 82% of Texas voters favored placing enhanced gaming before the voters, and that 64% favored the approval of enhanced gaming on Indian reservations and Texas racetracks.

At the end of 2010, the Texas biennial budget deficit was estimated at between fifteen and twenty-seven billion dollars, with most forecasts near the higher end of this range. The Texas legislature is constitutionally required to balance the state budget. Given the magnitude of the shortfall, it was clear that both revenue enhancements and budget cuts would be required. At the same time, the majority of Texas voters were opposed to increased taxes. The revenues resulting from enhanced gaming would have come without a tax increase, which is presumably one of the reasons Texas voters were in favor of this change.

Given these factors, we believed that it was more likely than not that enhanced gaming legislation would be considered, and we were correct in this assessment. HJR 111 was passed out of committee in early May, 2011, at the same time that SJR 33 was under consideration in the Senate. However, neither bill was ever taken up for consideration by the full legislature, and therefore neither was approved during the 2011 legislative session, which adjourned on June 29, 2011.

At June 30, 2011, based upon the adjournment of the Texas legislature without the passage of any additional gaming legislation [*****], we took the write-down reflected in our second quarter financial statements.

•

Tell us how the company determined that its concern for the collectability of future contractual interest payments on the nonaccrual receivables, as discussed in your response to comment 8 in your letter dated August 4,2011, did not warrant classifying these loans as impaired as of December 31, 2010 and 2009.

[*****]

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 03.23.2012)

•

Tell us how the company considered the events and circumstances leading to the 2009 margin calls and February 2010 restructuring with Call Now and related transactions with Chris Hall in its determination of impairment.

[*****]

3.	Based on your responses to comment 1 above, if the company determined that the nonaccrual receivables were impaired as of December 31, 2010, please provide us with its calculation of impairment as of that date.

[*****]

4.	Please tell us whether the company considered each of the nonaccrual receivables to be collateral-dependent. Refer to ASC 310-10-35. In your response, tell us whether the company underwrote or otherwise demonstrated the ability of the borrowers to repay the loans outside of the collateral.

[*****]

5.	Please provide us with the company’s measurement of loan impairment under ASC 450 for the nonaccrual receivables as of December 31, 2010, and provide us with the basis for its measurement. In your response, please tell us whether the company factored the proposed Texas legislation in its measurement, and if so, 1) provide the basis in GAAP for giving the future event recognition at December 31, 2010, and 2) reconcile this conclusion with the requirement in ASC 310-10 to only consider “current information and events” when assessing whether a loan or receivable meets the condition in ASC paragraph 450-20-25-2(a).

The Company analyzes each nonaccrual receivable on an individual basis. In accordance with ASC 310-10-35-35, “If a creditor concludes that an individual loan specifically identified for evaluation is impaired, the creditor shall not establish an allowance in addition to one measured under this Subsection. The allowance provided for a specific loan under this Subsection shall not be supplemented by an additional allowance under Subtopic 450-20. The allowance established under this Subsection shall be the sole measure of impairment for that loan. For a loan that is impaired, no additional loss recognition is appropriate under Subtopic 450-20 even if the measurement of impairment under this Subsection results in no allowance. For example, a creditor might conclude for a collateral-dependent loan that it is impaired (because it is probable that the creditor will be unable to collect all the contractual interest and principal payments as scheduled in the loan agreement). The creditor might measure the impairment using the fair value of the collateral, which could result in no allowance if the fair value of the collateral is greater than the recorded investment in the loan. Another example would be when the recorded investment of an impaired loan has been written down to a level where no allowance is required.” As such, we did not perform an additional impairment analysis under ASC 450.

Form 10-Q for the Period Ended September 30, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

6.	We note your response to comment 9 in our letter dated November 14, 2011. Please disclose in future filings the full amount of exposure you have to Retama related assets, in addition to your disclosures regarding the amount of nonaccrual receivables collateralized by Retama related assets.

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 03.23.2012)

We will disclose the full amount of exposure we have to Retama related assets in future filings.

We confirm that, should we determine it to be applicable and material, we will continue to include similar disclosures in future filings.

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with this response please call me at 214-765-1533.1

Sincerely,

Penson Worldwide, Inc.

By: /s/ Kevin W. McAleer

Name: Kevin W. McAleer

Title: Executive Vice President & Chief Financial Officer

[1]

We note that we have discussed certain matters contained in this response letter with other divisions of the Commission and believe you should be in contact with them regarding the subject matter of those discussions. We intend to discuss the matters contained in this letter with the Staff orally and we intend to follow up with a supplemental writing based upon such conversation. Such supplemental letter may update certain disclosures contained herein due to our continuing review of the matters set forth herein.